

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2011

Via E-mail
Mr. Miles White
Chairman and Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

Re: Abbott Laboratories
Form 10-K for the Year Ended December 31, 2010
Filed February 18, 2011
File No. 001-02189

Dear Mr. White:

We have reviewed your responses dated July 1, 6, and 18, 2011 to our June 3, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Results of Operations
Research and Development Programs, page 38

1. We acknowledge your response to prior comment two and request further information to understand your proposed disclosure particularly your assertion that you cannot estimate the total period of exclusivity that will be obtained if regulatory approval is obtained. For each late stage project (i.e. in Phase 3) and assuming the product got approved as of the balance sheet date, tell us:
    * The remaining years of the last patent that protects the product;
    * The nature of and number of years of regulatory exclusivity available in excess of remaining years of the patent in bullet one;
    * How each year beyond the assumed balance sheet date to get approval effects the number of years in bullets one and two; and
    * The nature of other significant factors and how each could affect the number of years in bullet one and two.

In providing the above information for each phase 3 project, it is not necessary to provide the actual name of the product in your response to us.

Schedule II – Valuation and Qualifying Accounts, page 95

2. We acknowledge your response to prior comment five. You state that you do not have the amount of accounts receivable past due more than one year as of December 31, 2010 and 2009 readily available. You also state that due to the recent growth of international sales your collection risks have increased. Though your international sales have increased in recent years from 51% of sales in 2008 to 57% of sales in 2010, your international revenues accounted for over 50% of your revenues over the last three years and you have had small bad debt write-offs. In this regard, your allowance for doubtful accounts of $388.6 million at December 31, 2010 significantly exceeds the highest level of accounts receivable written-off over the last three years of $27.8 million and the average level of write-offs over the last three years of $19.5 million. Please provide us an analysis that demonstrates why you believe that an allowance of almost 20 times your average level of write-offs is reasonable and not excessive.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant